SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

(Name of Subject Company)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     Consolidated Capital Institutional Properties/2 hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission on May 1, 2007 and amended on May 4, 2007 with respect to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 181,811 units of limited partnership interest (“Units”) of Consolidated Capital Institutional Properties/2, at a price of $9.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 18, 2007 and May 18, 2007, or such other date to which the offer may be extended by the Offerors. The initial offer to purchase Units was made pursuant to an Offer to Purchase of the Offerors, dated as of April 18, 2007, and the amended offer to purchase Units, whereby the Offerors increased their offer price to $9.75 per Unit in cash, less the amount of any distributions declared or made between April 18, 2007 and May 29, 2007, which may be further extended, was made pursuant to an Offer to Purchase of the Offerors, dated as of May 4, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2007 and May 4, 2007, respectively.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $107,000 for each of the three months ended March 31, 2007 and 2006, respectively.
     An affiliate of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $117,000 and $74,000 for the three months ended March 31, 2007 and 2006, respectively. The portion of these reimbursements included in investment properties for the three months ended March 31, 2007 and 2006 are construction management services provided by an affiliate of the General Partner of approximately $11,000 and $7,000, respectively. At March 31, 2007, the Partnership owed approximately $1,346,000 for accountable administrative expenses and accrued interest.
     In accordance with the Partnership Agreement, an affiliate of the General Partner advanced the Partnership approximately $74,000 and $58,000 during the three months ended March 31, 2007 and 2006, respectively, for operations at two investment properties. Interest is charged at the prime rate plus 2% (10.25% at March 31, 2007). Interest expense was approximately $63,000 and $53,000 for the three months ended March 31, 2007 and 2006, respectively. During the three months ended March 31, 2006, the Partnership made a payment of interest of approximately $250,000. There were no such payments during the three months ended March 31, 2007. At March 31, 2007, approximately $3,709,000 in principal and accrued interest were owed by the Partnership.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”) which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $250,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $210,000 for insurance coverage and fees associated with policy claims administration during the year ended December 31, 2006.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 553,803.25 limited partnership units (the “Units”) in the Partnership representing 60.92% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 60.92% of the outstanding Units, AIMCO and its affiliates are in a position to control all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 17, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 17, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to Unit Holders of the Partnership, dated May 17, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007

Consolidated Capital Institutional Properties/2

	By:	CONCAP EQUITIES, INC.,
(General Partner)

		By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

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